SCHEDULE TO

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Apogent Technologies Inc.

(Name of Subject Company (Issuer))

Apogent Technologies Inc., as issuer
(Name of Filing Person (identifying status as offeror, issuer or other person))

Floating Rate Senior Convertible Contingent Debt Securities due 2033
(Title of Class of Securities)

03760AAJ0
(CUSIP Number of Class of Securities)

Michael K. Bresson
Executive Vice President – Administration, General Counsel and Secretary
Apogent Technologies Inc.
30 Penhallow Street
Portsmouth, New Hampshire 03801
(603) 433-6131
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the filing person)

Copy to:

Bruce C. Davidson, Esq. Joseph D. Masterson, Esq. Quarles & Brady LLP 411 East Wisconsin Avenue Milwaukee, Wisconsin 53202 (414) 277-5000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**

$345,000,000	$43,711.50

*Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of $345,000,000 principal amount of Apogent Technologies Inc.’s Floating Rate Senior Convertible Contingent Debt Securities due 2033 for Apogent Technologies Inc.’s Floating Rate Convertible Senior Debentures due 2033.

**Registration fee previously paid in connection with the Apogent’s Registration Statement on Form S-4 filed May 24, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$43,711.50
Form or Registration No.:	Form S-4
Date Filed:	May 24, 2004
Filing Party:	Apogent Technologies Inc. (issuer)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends the Tender Offer Statement on Schedule TO originally filed on May 24, 2004 and amended by Amendment No. 1 thereto filed on June 1, 2004 (as so amended, the “Schedule TO”). This Amendment No. 2 to the Schedule TO is being filed by Apogent Technologies Inc. (“Apogent”), a Wisconsin corporation, pursuant to Section 13(e) of the Securities Exchange Act of 1934 in connection with its offer to exchange (the “Exchange Offer”) up to $345,000,000 principal amount of Apogent’s Floating Rate Senior Convertible Contingent Debt Securities due 2033 (the “Old Floating Rate CODES”) for up to $345,000,000 principal amount of Floating Rate Convertible Senior Debentures due 2033 (the “New Floating Rate Debentures”), upon the terms and subject to the conditions set forth in the preliminary prospectus forming a part of the Registration Statement on Form S-4 (File No. 333-115781) relating to the Exchange Offer for the Old Floating Rate Codes, as filed with the Securities and Exchange Commission on May 24, 2004, and amended by Amendment No. 1 to such registration statement filed on June 1, 2004 (as so amended, the “Registration Statement”), which preliminary prospectus is filed as Exhibit (a)(1)(A) to Amendment No. 1 to Schedule TO. The Registration Statement also registers both the shares of common stock par value $0.01 per share (the “Fisher Common Stock”) of Fisher Scientific International Inc. (“Fisher”) into which the New Floating Rate Debentures may be converted upon the occurrence of certain events, and the future guarantee of the New Floating Rate Debentures by Fisher.

     The Schedule TO is hereby amended and supplemented as follows:

Item 1 (Summary Term Sheet) and Item 4 (Terms of the Transaction) are hereby amended to incorporate by reference the information contained in the Press Release, issued July 2, 2004, which is being filed as Exhibit (a)(1)(H) hereto.

Item 12. (Exhibits) is hereby amended by adding the following exhibit:

(a)(1)(H) Press Release issued July 2, 2004.

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APOGENT TECHNOLOGIES INC.

By:	/s/ Michael K. Bresson

Name:	Michael K. Bresson
Title:	Executive Vice President — Administration, General Counsel and Secretary

Date: July 2, 2004

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